Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: May 15, 2026

OSAGE UNIVERSITY PARTNERS III, L.P.

By: Osage University GP III, LLC
Its: General Partner

By: /s/ William Harrington
Name: William Harrington
Title: Manager

OSAGE UNIVERSITY GP III, LLC

By: /s/ William Harrington
Name: William Harrington
Title: Manager

OSAGE UNIVERSITY PARTNERS IV, L.P.

By: Osage University GP IV, LLC
Its: General Partner

By: /s/ William Harrington
Name: William Harrington
Title: Manager

OSAGE UNIVERSITY GP IV, LLC

By: /s/ William Harrington
Name: William Harrington
Title: Manager

/s/ William Harrington
William Harrington